Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

VIA EDGAR

August 7, 2013

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C 20549-7010

RE:	Goldcorp Inc. [“the Company”]

Form 40-F for Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Comment Letter Dated July 3, 2013

File No. 001-12970

Dear Ms. Jenkins:

Thank you for your comment letter dated July 3, 2013. To facilitate your review, each numbered comment in the letter is set forth below in bold type and our corresponding response appears below it in ordinary type.

Form 40-F for the Fiscal Year Ended December 31, 2012

Exhibit 99.2 Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2012, page 1

2012 Highlights, page 1

1.     Expand footnote (1) on page 2 to define the Gold Institute Production Cost Standard, identify the entity that developed the cash costs measure, describe the nature of this entity and indicate that the entity is neither a regulatory body nor a standard-setter.

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Response:

The Company has expanded footnote (3) on page 3 in its most recent quarterly filing, Form 6-K for the three and six months ended June 30, 2013, to include the following:

“The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.”

2.     Tell us the source of and your method of calculating each of the four adjustments in the reconciliation of total cash costs on a by-product basis to all-in sustaining costs.

Response:

In calculating all-in sustaining costs for the year ended December 31, 2012, the Company added corporate administration, exploration and evaluation costs, reclamation accretion and sustaining capital expenditures to its total cash costs (by-product).

Corporate administration and exploration and evaluation costs were those expenses recognized in deriving Earnings from operations and associates on the Consolidated Statement of Earnings. Reclamation accretion expense relating to the Company’s active mine sites was recognized as an expense in the Finance costs on the Consolidated Statement of Earnings and specifically disclosed in notes 9 and 21 of the Notes to the Consolidated Financial Statements. The Company allocated these costs to all-in sustaining costs as the Company considers these to be expenditures incurred to support the Company’s current mining operations. Exploration and evaluation costs incurred for the Company’s development projects were capitalized to mining interests and hence not included in this calculation. Similarly, reclamation accretion arising on reclamation and closure cost obligations at the Company’s closed sites was excluded from the calculation as these expenditures did not arise from current operations.

Sustaining capital expenditures as defined by the Company in footnote 2 were “expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature”. The Company included as sustaining capital expenditures all cash expenditures on mining interests at its operating mine sites, adjusted for expenditures on expansionary projects, which for 2012 were identified as the Agua Rica development stage project at Alumbrera and the Hollinger expansionary project at the Porcupine mine. The calculation of these amounts are made on a cash basis and are reconciled to the total expenditures on mining interests and deposits on mining interests expenditures as disclosed in the Company’s Consolidated Statement Cash Flows. A tabular reconciliation of sustaining capital expenditures to total expenditures on mining interest and deposits on mining interests is included in the Company’s MD&A alongside the reconciliation of all-in sustaining costs back to the Company’s GAAP measures.

A relatively new metric, all-in sustaining costs allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. This information provides management with the ability to more actively manage capital programs and to make more prudent capital investment decisions.

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Non-GAAP Measure – Total Cash Costs (By-Product) per Gold Ounce Calculation, page 43

3.     We note throughout the filing you present certain non-IFRS measures including total cash costs per gold ounce. We note these computations are shown net of by-products sales revenue which results in an overall credit to total cash costs for the Peñasquito, Marlin and Alumbrera mines. We believe netting by-product sales with production costs suggests you incurred no mining costs, which in actuality is not the case. We further believe the significance of by-product credits to operations can be described textually in a manner that investors can understand without including by-product sales as an adjustment in the computation of this non-GAAP measure. In future filings please modify your computation so as not to include by-product credits in this measure. Please provide us with the draft disclosure you intend to include in future filings.

Response:

The Company’s primary business is gold production and its future development and current operations focus are on maximizing returns from gold production, with other metal production being incidental to the gold production process. Mine planning and acquisition strategy have historically been focused on gold production and the acquisition of gold producing properties. As a result, in deriving the production costs associated with the production of an ounce of gold, the Company considers by-product revenues to be incidental to its gold production. In the Company’s view, netting by-product sales with production costs does not suggest that no mining costs are incurred but rather that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process. Additionally, in assessing operational and economic performance of the Company’s mining interests, performance metrics are considered on a life of mine basis due to long term nature of these revenue generating assets. While variability in the geological composition of the underlying ore body could result in an overall credit to total cash costs for a specific reporting period for certain of these mining interests, the peripheral nature of the by-product metals would generally result in a positive total cash cost over the life of the mine. Therefore, the Company’s internal key performance metrics have consistently been measured on a by-product basis (i.e. operational metrics that focus on cash costs on a by-product basis). Management assesses this per ounce measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed.

The Company uses these performance metrics to measure operating site performance as well as in its assessment of potential development projects and acquisition targets. The Company also believes that modification of the by-product cash cost calculation to remove the by-product credits would result in a measure that would provide inaccurate information to management as it would not take into account the value contributed from by-product metals and potentially impact on management’s decision making process. The Company’s senior management and site based management consider this metric to be the more relevant metric used to understand the Company’s operating profitability and ability to generate cash flow.

The Company has consistently disclosed to its shareholders and the external market those non-GAAP metrics which the Company itself uses internally to measure performance. To increase comparability within the industry, the Company has consistently applied the Gold Institute production cost standard methodology of calculating cash costs (by-product), which is also utilized by other primary gold producers. The production cost standard was developed in conjunction with senior gold mining companies and is widely used by precious metal mining companies on both an internal and external reporting basis to assist those companies with managing their business.

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Additionally, in response to external stakeholder interest, the appropriateness of the inclusion of by-product revenues was recently reassessed as part of the development of the all-in sustaining cost metric framework by a group of senior gold mining companies. This project was facilitated by the World Gold Council, a non-regulatory body which facilitates working discussions on a variety of topics between members. The Company believes that reconciliation of the total cash cost (by-product) metric to production costs (the most comparable GAAP measure) provides additional transparency over the adjusting items.

As a Multi-jurisdictional Disclosure System (MJDS) filer, the Company makes reference to the Canadian Securities Administrators Staff Notice 52-306 to ensure compliance in its external reporting documents regarding non-GAAP disclosures:

In order to ensure that a non-GAAP financial measure does not mislead investors, an issuer should clearly define the measure and explain its relevance. As well, an issuer should present the measure on a consistent basis from period to period or explain any changes. Specifically, an issuer should:

1.	state explicitly that the non-GAAP financial measure does not have any standardized meaning prescribed by the issuer’s GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers;

2.	present with equal or greater prominence to that of the non-GAAP financial measure, the most directly comparable measure calculated in accordance with the issuer’s GAAP and presented in its financial statements;

3.	explain why the non-GAAP financial measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP financial measure;

4.	provide a clear quantitative reconciliation from the non-GAAP financial measure to the most directly comparable measure calculated in accordance with the issuer’s GAAP and presented in its financial statements, referencing to the reconciliation when the non-GAAP financial measure first appears in the document, or in the case of content on a website, in a manner that meets this objective (for example, by providing a link to the reconciliation);

5.	explain any changes in the composition of the non-GAAP financial measure when compared to previously disclosed measures.

The Company believes it is compliant with the above noted regulation requirements in its disclosure of non-GAAP financial measures.

The Company also discloses cash costs on a co-product basis to provide stakeholders with the ability to compare cash costs on a co-product and by-product basis. The Company’s co-product cash cost is calculated by allocating the Company’s attributable share of production costs to each co-product metal based on the ratio of actual sales volumes multiplied by budget metal prices. The co-product cash cost therefore does not include a by-product credit and costs are allocated on a pro-rata basis between the respective metals produced. As noted previously, the Company believes the by-product measure is the more relevant basis, however, the comparative co-product measure is provided as additional information to the reader. The Company’s operating sites do not generate significant amounts of by-product metals, with the exception of four sites – Peñasquito, Alumbrera, Pueblo Viejo and Marlin. In the Company’s Management, Discussion and Analysis (MD&A), the co-product comparative is provided for each of these sites in addition to the by-product cash cost disclosure. Additionally, the Company provides co-product commentary within the Peñasquito section of the MD&A as it believes this provides better information and is more suited to explaining the variability of the operating results arising from this high volume, low grade, and complex concentrate operation. On a consolidated basis, the Company is primarily a gold producer and other by-product metals are extracted as part of the process to maximize gold ounce production, therefore total cash cost (by-product) is considered the more relevant consolidated metric.

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In summary, the Company uses total cash costs (by-product) as a primary internal measure of its operating and economic performance and believes it appropriate to disclose that same metric to external stakeholders in order to provide additional useful non-GAAP financial information which provides an additional and consistent measure by which investors can evaluate the Company’s performance. Goldcorp, and its predecessor companies, have used the by-product cash cost metric historically and currently, as a measure of operating performance and efficiency related to its production of gold. Aggregate operating costs in a particular reporting period are used to assess the efficiency and cost-effectiveness of the mining operations, inclusive of the by-product credits, to assess the “net costs” of gold production. Monthly management reporting focuses on by-product cash costs per ounce to ensure operating costs run rates are monitored, maintained and managed in a manner that not only optimizes gold production but also operating efficiency. This information allows management to drive effective decision-making in the areas of cost control and optimal gold production while taking into account the variability of ore grade and recoveries and fluctuations in metal prices.

Therefore based on the points noted above, the Company respectfully proposes to continue including by-product sales credits as an adjustment in the computation of the total cash cost non-GAAP measure in future filings.

The Company does propose to include additional disclosure in the Company’s computation of cash costs (by-product) as follows:

“The impact on cash costs (by-product) from inclusion of silver, copper, lead and zinc by-product sales credits was $X, $X, $X, and $X per gold ounce, respectively.”

Additionally, the Company has supplemented the segmented note disclosure in note 9(c) of the Company’s most recent quarterly filing, Form 6-K for the three and six months ended June 30, 2013, to include disclosure of by-product metal by mine site as set out in the Company’s response to Question 7.

4.     We also note you include realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts and foreign exchange in computing total cash cost per gold ounce. In future filings please modify your computation so as to exclude these realized gains or other credits from the total cash costs measure. Please provide us with the draft disclosure you intend to include in future filings

Response:

The realized gains on foreign currency, heating oil, copper, lead, zinc and silver contracts represent the Company’s hedging program which is undertaken to manage its exposure to fluctuations in by-product metal prices, foreign currency movements and diesel fuel prices. The purpose of the Company’s hedging program is to mitigate its exposure to risk of external factors impacting its gross margin rather than on a speculative basis or with a profit-generating purpose. As such, any realized gains or losses are viewed by the Company to be part of its management of its production costs as well as by-product sales revenues which are components in computing total cash cost per gold ounce. The Company therefore believes it is appropriate to include those realized gains/losses which are recognized in Gain/losses on derivatives on the Company’s Consolidated Statement of Earnings in the computation of total cash cost per gold ounce. The total cash cost measure, as noted above, is used internally by the Company to assess its operating and economic performance.

For the twelve months ended December 31, 2012 and 2011, the impact was a 3% reduction of total cash costs per gold ounce, or $9 per ounce and $7 per ounce, respectively. The Company does not believe the impact of the realized hedging gains to be material and on this basis, respectfully submits that additional modification to the computation is not warranted at this time.

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Notes to the Consolidated Financial Statements, page 10

Note 3 – Summary of Significant Accounting Policies, page 10 (j) Revenue Recognition, page 15

5.     We note your policy that revenue is recognized when the risks and rewards of ownership pass to the purchaser, including when title passes to the customer. You also state that revenue from the sale of metal concentrates is subject to adjustment based upon final settlement of metal prices, weights and assays a few months after the shipment date. Please explain to us in detail the methodology used to estimate value and the time period between the estimates and final price. Please provide clarifying disclosures about these estimates and its impact on operations to be included in your future filings.

Response:

Provisionally priced metals contracts for the Company’s sale of metal concentrates incorporate provisional payments whereby at the date of delivery a provisional price is charged (typically approximately 90% of the estimated final price). The provisional sale price is calculated based upon a metals forward price curve obtained from the London Metals Exchange or the London Bullion Market Association for the period of time expected to process the metal concentrates into refined metal (generally from 30 to 120 days after delivery to the purchaser). At the delivery date, the risks and rewards of ownership have passed to the purchaser and the metals forward price curve is a reliable basis for measuring the purchase price at the date of delivery. These provisional pricing contracts are standard practice in the mining industry.

This pricing feature is an embedded derivative instrument which is marked-to-market. Price adjustments are made monthly to sales that have not been finalized, based on the forward prices at the time. Therefore, at each subsequent period end, the provisional pricing estimate is adjusted to reflect the most up to date metal price information with any changes in fair value recognized in revenue. Upon final out turn at the refinery and based on the final assay results, the purchaser will settle with the Company based upon the contractually agreed terms, typically being the monthly average London Metal Exchange or London Bullion Market Association metal price.

Approximately $nil million and $2 million in revenues from the Alumbrera and Peñasquito operations that settled in the first quarter of 2013 related to provisional pricing adjustments for unsettled fiscal 2012 sales, respectively (year ended 2011 – $11 million from Alumbrera and $27 million from Peñasquito). The Company does not believe these amounts to be material, and therefore do not believe additional disclosure is required.

The Company’s accounting policy disclosure in the Company’s 40-F for the year ending December 31, 2012 was as follows:

Revenues from metal concentrate sales are subject to adjustment upon final settlement of metal prices, weights, and assays as of a date that is typically a few months after the shipment date. The Company records adjustments to revenues monthly based on quoted forward prices for the expected settlement period. Adjustments for weights and assays are recorded when results are determinable or on final settlement. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.

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The Company proposes to enhance its disclosure for its metal concentrate sales as follows:

The initial sales price of the Company’s concentrate metal sales is determined on a provisional basis at the date of sale. The final sales price is based on the monthly average London Metal Exchange or London Bullion Market Association prices with monthly movements between the provisional and final pricing recognized in revenue. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 120 days. Revenue on provisionally priced sales is recognized based on the estimated fair value of the total consideration receivable.

These provisional sales contain an embedded derivative instrument which represents the forward contract for which the provisional sale is subsequently adjusted and is required to be separated from the host contract. Accordingly, the fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. Accounts receivable for metal concentrate sales are therefore measured at fair value. Refining and treatment charges are netted against revenues from metal concentrate sales.”

6.     Please expand your policy to disclose how you define by-product and co-product sales revenues and account for and present these revenues in the financial statements. To the extent material, please disclose the by-product and co-product revenues recognized in each of the years presented. Please provide us with the draft disclosure you intend to include in future filings.

Response:

As a producer of gold primarily, the Company designs its mine plans and processes to focus on maximum, cost-effective production of gold ounces with other metal production being incidental to the mining process. The method of processing depends upon the type of ore mined. However, in processing and extracting gold from the ore mined, certain metals are extracted that are not material to the Company or its operating segments. Therefore the Company considers all non-gold metal sales revenues to represent by-product revenues. The Company notes that although revenue arising from the extraction of mineral ores is scoped out of IAS 18 – Revenue (“IAS 18”), the application of IAS 18 by analogy is appropriate in view of the lack of specific guidance. Therefore, the Company recognizes by-product sales within revenue in accordance with IAS 18 which states: Revenue is the gross inflow of economic benefits during the period arising in the course of the ordinary activities of an entity. As the Company’s ordinary activities comprise the extraction of mineral ore, the Company has concluded that sales revenues from all mineral products should be presented as Revenues in the Consolidated Statement of Earnings.

However the Company does consider, as a primary gold producer, that gold is the Company’s principle product, and other metals, which by the nature of the ore body are extracted with the gold, are by-products.

The Company proposes to expand its accounting policy for revenue recognition by inclusion of the following:

The Company includes proceeds from the sale of all metals in revenue. The Company has determined that gold is the Company’s primary product and other metals produced as part of the extraction process are considered to be by-products of gold.

Additionally the Company proposes to modify the disclosure of the composition of revenue by metal in the Company’s Segmented Information note (reference note 16(d) of the Company’s 2012 annual financial statements), which provides disclosure of gold and each by-product metal separately, with the following:

“The Company’s revenues (excluding attributable share of revenues from associates) principally from the sale of gold and other by-product metals comprising silver, copper, lead and zinc for the period ended … are as follows: ”

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Note 16. Segmented Information, page 39

7.     We note you disclose the total revenues for each mine. To enhance an investor’s understanding of your operations please provide us with, and confirm that you will include in future filings, the amount of revenues derived from gold, silver, copper, lead and zinc on a mine-by-mine basis for each of the periods presented.

Response:

The Company has supplemented the segmented note disclosure in note 9(c) of the Company’s most recent quarterly filing, Form 6-K for the three and six months ended June 30, 2013, to include the following:

“All reportable operating segments derived their revenue from gold sales other than segments identified in the following tables:

	Three Months Ended June 30
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2013	$99	$68	$29	$102
	2012	$140	$93	$15	$—
Silver	2013	71	37	2	3
	2012	117	47	1	—
Lead	2013	22	—	—	—
	2012	22	—	—	—
Zinc	2013	37	—	—	—
	2012	58	—	—	—
Copper	2013	2	—	47	—
	2012	—	—	15	—
Molybdenum	2013	—	—	3	—
	2012	—	—	1	—
Total – Goldcorp’s share	2013	$232	$105	$81	$105
	2012	$337	$140	$32	$—

	Six Months Ended June 30
		Peñasquito	Marlin	Alumbrera	Pueblo Viejo
Gold	2013	$207	$147	$66	$207
	2012	$294	$184	$59	$—
Silver	2013	162	82	6	9
	2012	290	101	4	—
Lead	2013	38	—	—	—
	2012	56	—	—	—
Zinc	2013	73	—	—	—
	2012	116	—	—	—
Copper	2013	5	—	98	—
	2012	—	—	102	—
Molybdenum	2013	—	—	4	—
	2012	—	—	5	—
Total – Goldcorp’s share	2013	$485	$229	$174	$216
	2012	$756	$285	$170	$—

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In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*            *             *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please contact Benjamin Lee at 604-696-3044. For any financial reporting or accounting matters, please address your letter to the undersigned.

Yours very truly,

GOLDCORP INC.

Lindsay Hall

Executive Vice President and Chief Financial Officer

cc:	Terry Neill

Deloitte LLP

John Koenigsknecht and David Stone

Neal, Gerber, and Eisenberg LLP

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